                             PEAKSOFT MULTINET CORP.
                        CONSOLIDATED FINANCIAL STATEMENTS
                                        &
                                     REPORT
                       FOR THE QUARTER ENDED 31 March 2006


                      (Prepared by Management - Unaudited)

                             PEAKSOFT MULTINET CORP.

                FORM 52-109F1 - CERTIFICATION OF INTERIM FILINGS

I, TIMOTHY W. METZ, CEO/DIRECTOR OF PEAKSOFT MULTINET CORP., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS) of PEAKSOFT MULTINET CORP (the issuer) for the period ending 31 MARCH 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

     (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

     (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

     (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: 18 April 2006


"T.W. Metz" (signed)
-----------------------
[Signature] CEO/Director

                FORM 52-109F1 - CERTIFICATION OF INTERIM FILINGS

I, TIMOTHY W. METZ, PRESIDENT & CHIEF EXECUTIVE OFFICER ACTING AS CHIEF FINANCIAL OFFICER OF PEAKSOFT MULTINET CORP., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS) of PEAKSOFT MULTINET CORP (the issuer) for the period ending 31 MARCH 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

     (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

     (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

     (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: 18 April 2006


"T.W. Metz" (signed)
-----------------------
[Signature]
President & Chief Executive Officer
(acting as Chief Financial Officer for
the purpose of this certification)

March 31, 2006

LETTER TO SHAREHOLDERS

Dear Shareholders;

As previously reported, a lack of operating capital made it necessary for the Company to cease all marketing and sales activities in May 2001. The Company expects that no sales or marketing activities will take place until the Company either obtains sufficient operating capital to execute its sales and marketing initiatives or finalizes a merger/acquisition transaction.

In the previous period, the Company was moved from the TSX-V to the TSX-V - NEX board (symbol:PKS.H). All TSX Venture listed companies that did not meet Tier 2 Tier Maintenance Requirements ("TMR") were transferred to NEX. "A company listed on NEX may continue to have its securities listed for an indefinite period of time provided that it meets NEX listing requirements."

As previously reported in a pervious period, the Ontario Securities Commission and the British Columbia Securities Commission joined the Alberta Securities Commission in issuing Orders granting the partial revocation of the cease trade orders that the Company sought in its applications in May 2003. As previously reported, the Alberta Securities Commission issued its order in July 2003.

With the partial revocation of the cease trade orders and our current reporting status in both Canada and the United States, we continue to focus upon merger/acquisition activities and believe that we will be able to secure opportunities for the Company in the near future.

The discussion with a Japanese corporation regarding a potential merger with a designee of theirs, are continuing.

On 6 November 2005, the Company entered into a Promissory Note loan agreement with this Japanese corporation. The loans resulted from the interest by the Japanese and the Company to have PeakSoft Multinet Corp. merge with an affiliate of the Japanese corporation. Accordingly, the Japanese corporation has advanced funds to PeakSoft for day- to- day operations until the merger decision is made. Upon closing of the potential merger, it is anticipated that CDN$ 125,000 of the amount advanced will apply to the purchase price. It is also anticipated that any amounts in excess of the $125,000 will be converted to common shares at CDN $0.26 per share. Interest accrues at a nominal interest rate per annum and the principle amount of the loan is secured by the pledge of shares in PeakSoft that I own. The interest accrued and charged will also be applied to the purchase price of PeakSoft. All of this naturally will be subject to the approval of the shareholders and regulatory agencies.

Sincerely yours,


/s/ T. W. Metz
--------------
Timothy W. Metz
Chairman and Chief Executive Officer
18 April 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three Month Period Ended March 31, 2006 Compared to Period Ended March 31, 2005

The following discussion should be read in conjunction with the financial statements and the notes thereto:

General and administrative expenses decreased from CDN $157,017 in 2005 to CDN $116,987 in 2006, a decrease of $40,030 or 25.49%.

Selling and marketing expenses remained at CDN $0 for the quarter ended March 31, 2006 as it was in the comparable period in 2005. This was due to management's focus on merger/acquisition activities and the cessation of marketing and sales activities.

Research and development expenses remained at CDN$0 for the quarter ended March 31, 2006. This was due to management's focus on merger/acquisition activities and the cessation of research and development activities.

Amortization remained at CDN$0 for the quarter ended March 31, 2006. No new fixed assets were acquired.

The loss per common share improved from CDN $0.06 per share for the quarter ended March 31, 2005 to CDN $0.05 per share for the quarter ended March 31, 2006.

The loss for the second quarter ended March 31, 2006 was CDN $206,739 down from CDN $246,739, a reduction of 16.22%.


LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2006, the Company had a cash balance of CDN $355.

Capital assets remained at CDN $0 for the period ended March 31, 2006 as it was in the comparable period in 2005 due to all capital assets being transferred to Peak.com Inc., which was sold to IncuLab in November 2000.

Net assets decreased to CDN $355 for the period ended March 31, 2006 from CDN $637 for the period ended March 31, 2005.

Accounts payable and accrued liabilities increased from CDN $4,583,475 for the period ended March 31, 2005 to CDN $5,209,527 in the comparable period of 2006. This increased was primarily due to interest accrued but not paid along with accrued salaries and professional fees.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Six Month Period Ended March 31, 2006 Compared to the Six Month Period Ended March 31, 2005:

General and administrative expenses decreased from CDN $243,146 in 2005 to CDN $209,081 in 2006, a decrease of $34,065 or 14.01%.

Selling and marketing expenses remained at CDN $0 for the six months ended March 31, 2006 as it was in the comparable period in 2005.This was due to management's focus on merger/acquisition activities and the cessation of marketing and sales activities.

Research and development expenses remained at CDN $0 for the six months ended March 31, 2006 as it was in the comparable period in 2005. This was due to management's focus on merger/acquisition activities and the cessation of research and development activities.

Amortization remained at CDN$0 for the nine months ended March 31, 2006. No new fixed assets were acquired.

The loss per common share improved from CDN $0.11 per share for the six months ended March 31, 2005 to CDN $.10 per share for the six months ended March 31, 2006.

The loss for the six months ended March 31, 2006 was CDN $390,518 down from CDN $424,583 for the six months ended March 31, 2005, a reduction of 15.08%.

                                NOTICE TO READER


We, the management, have compiled the consolidated balance sheet of PeakSoft Multinet Corp. as at 31 March 2006 and the consolidated statements of operations and deficit and changes in cash flows for the quarter then ended. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information nor attempted to determine whether the statements contain departures from Canadian generally accepted accounting principles. Readers are cautioned that these statements may not be appropriate for their purposes. Our auditor has not reviewed these financial statements.


/s/ T. W. Metz
--------------
Timothy W. Metz
President/CEO/Chairman
Bellingham, WA, U.S.A.
18 April 2006

CONSOLIDATED BALANCE SHEET (IN CANADIAN DOLLARS)
(Prepared by Management - Unaudited)
March 31, 2006 and 2005

-------------------------------------------------------------------------------------------------
                                                    Quarter          Quarter             Year
                                                     Ended            Ended             Ended
                                                     31-Mar           31-Mar            30 Sep
                                                      2006             2005              2005
                                                       $                $                 $
-------------------------------------------------------------------------------------------------
ASSETS

      CURRENT ASSETS:

      Cash                                                355              637               434
      Prepaids and deposits                                 -                -
      -------------------------------------------------------------------------------------------

                                                          355              637               434

LIABILITIES AND SHAREHOLDERS' EQUITY

      CURRENT LIABILITIES:

      Accounts Payable and Accrued Liabilities      5,209,527        4,583,475         4,819,088
      Notes Payable                                 4,900,744        4,900,744         4,900,744
      -------------------------------------------------------------------------------------------

                                                   10,110,271        9,484,218         9,719,832

      SHAREHOLDERS' EQUITY:

      Share capital                                 9,019,271        9,019,271         9,019,271

      Accumulated deficit                          19,129,187       18,502,852        18,738,669
      -------------------------------------------------------------------------------------------

                                                  (10,109,916)      (9,483,581)       (9,719,398)

      -------------------------------------------------------------------------------------------
                                                          355              637               434
      ===========================================================================================

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT (IN CANADIAN DOLLARS)
(Prepared by Management - Unaudited)
Six Months Ended March 31, 2006 and 2005

-----------------------------------------------------------------------------------------------------------------
                                                  Quarter         Quarter            Six Months       Six Months
                                                   Ended           Ended               Ended            Ended
                                                 March 31,       March 31,            March 31,        March 31,
                                                    2006            2005                2006             2005
                                                     $               $                   $                $
-----------------------------------------------------------------------------------------------------------------
SALES                                                    -                -                  -                 -

COST OF GOODS SOLD                                       -                -                  -                 -

-----------------------------------------------------------------------------------------------------------------
                                                         -                -                  -                 -
OPERATING EXPENSES:
         General and administration                116,987          157,017            209,081           243,146
         Selling and marketing                           -                -                  -                 -
         Research and development                        -                -                  -                 -
         Amortization                                    -                -                  -                 -
         --------------------------------------------------------------------------------------------------------
                                                   116,987          157,017            209,081           243,146

-----------------------------------------------------------------------------------------------------------------
Earnings (loss) before the undernoted             (116,987)        (157,017)          (209,081)         (243,146)

Interest on short-term notes                       (89,722)         (89,722)          (181,437)         (181,437)
Other Income                                             -                -                  -                 -
Debt settlement with creditors                           -                -                  -                 -

-----------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) FROM OPERATIONS                   (206,709)        (246,739)          (390,518)         (424,583)

-----------------------------------------------------------------------------------------------------------------
LOSS                                               206,709          246,739            390,518           424,583

Accumulated deficit, beginning of period        18,922,478       18,256,113         18,738,669        18,078,269

-----------------------------------------------------------------------------------------------------------------
Accumulated deficit, end of period              19,129,187       18,502,852         19,129,187        18,502,852
=================================================================================================================

Loss per common share                                 0.05             0.06               0.10              0.11

Shares Outstanding                               3,830,974        3,830,974          3,830,974         3,830,974


STATEMENT OF CHANGES IN FINANCIAL POSITION (IN CANADIAN DOLLARS)
(Prepared by Management - Unaudited)
Six Months Ended March 31, 2006 and 2005

-----------------------------------------------------------------------------------------------------------------
                                                   Quarter          Quarter          Six Months        Six Months
                                                    Ended            Ended             Ended             Ended
                                                  March 31,        March 31,          March 31,         March 31,
                                                     2006             2005              2006              2005
                                                      $                $                 $                  $
-----------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operations:
              Net earnings (loss)                 (206,709)        (246,739)         (390,518)          (424,583)
              Items not involving cash:
                   Amortization                          -                -                 -                  -

              Change in non-cash operating         206,684          246,765           390,439            424,481
                   working capital
              ---------------------------------------------------------------------------------------------------
                                                       (25)             (26)              (79)              (102)
              ---------------------------------------------------------------------------------------------------

Financing:
              Issuance of notes payable                  -                -                 -                  -

              ---------------------------------------------------------------------------------------------------
                                                         -                -                 -                  -
              ---------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash position                   (25)             (26)              (79)              (102)

Cash, beginning of period                              380              663               434                739

-----------------------------------------------------------------------------------------------------------------
Cash, end of period                                    355              637               355                637
=================================================================================================================

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

SIX MONTHS ENDED 31 MARCH 2006 AND 2005


The Company is incorporated under the Laws of Alberta, Canada and its principal business activities are providing Internet software to corporate and individual users, and providing Internet portal facilities.

1. CONTINUING OPERATIONS:

These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, not withstanding that the Company incurred significant operating losses in the current and prior years. This basis of preparation may be inappropriate because significant doubt exists about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent upon obtaining additional external financing and on the attainment of profitable operations. Management is of the opinion that external financing will remain in place and that additional external financing will be obtained to enable the execution of its plan to concentrate on providing software for vertical markets. For this reason, the financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.


2. SIGNIFICANT ACCOUNTING POLICIES:

(A) PRINCIPLES OF CONSOLIDATION:
The consolidated financial statements include the accounts of the Company and its wholly owned American subsidiary, PeakSoft Multinet Corp.-USA. All significant inter-company transactions and balances have been eliminated on consolidation.

(B) REVENUE RECOGNITION:
Revenue from product sales is recognized as the products are sold and title to the product is transferred. Revenue from service contracts is recognized when the work is completed.

(C) FOREIGN CURRENCY TRANSLATION:
Foreign currency transactions entered into directly by the Company as well as the financial statements of the integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates. Other balance sheet items are translated at historical exchange rates. Income statement items are translated at average rates of exchange prevailing during the year except for depreciation expense, which is translated at historical rates. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of related items.

(D) RESEARCH AND DEVELOPMENT:
Research costs are charged to operations as incurred. Development costs are charged to operations as incurred unless they meet the criteria for deferral under generally accepted accounting principles.

(E) USE OF ESTIMATES:
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of net recoverable value of assets, in particular as it relates to acquired research and development, useful lives for amortization, recognition of revenue and the determination of deferred revenue.

(F) FINANCIAL INSTRUMENTS:
The Company has applied retroactively the new accounting standard with respect to the presentation of financial instruments.

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

SIX MONTHS ENDED 31 MARCH 2006 AND 2005


3. NOTES PAYABLE:

                                                         2006           2005
                                                          $              $
                                                      ------------------------
     Notes payable bearing interest at 12%
      per annum with interest paid quarterly,
      and specific repayment terms.                   4,900,744      4,900,744
                                                      ========================


4. CONTINGENT LIABILITY

     In 2005, the Company was assessed for British Columbia Capital tax of about $47,000. The Company has reviewed the arbitrary assessment and believes that the assessment is incorrect. Currently, an objection has been filed and the authorities are reviewing the supporting documentation to dismiss the assessment.


5. SHARE CAPITAL:

                                                                    SHARES        AMOUNT
                                                                      #              $
                                                                 -------------------------
     AUTHORIZED:
     Unlimited voting common shares without par value

     ISSUED:
     Balance, 01 October 1994                                        82,036         94,580
     Issued amount year ended 30 September 1995:
         Issued to founders                                         293,018              -
         Issued for cash                                            324,287        948,865
         Issue for services and technology                           19,407         45,700
         Less share issuance costs                                        -       (193,278)
     Issued amount year ended 30 September 1996:
         Issued for cash                                            143,893        667,500
         Issued for services and technology                         213,026      1,835,537

     Issued amount year ended 30 September 1997:
         Issued for cash                                            443,158      2,496,498
         Issued for services and technology                          11,855         75,969
         Less share issuance costs                                        -       (191,916)
     Issued amount year ended 30 September 1998:
         Issued for cash                                            211,497        623,281
     Issued amount year ended 30 September 1999:
         Issued for cash                                          2,052,743      2,981,847
         Less share issuance costs                                        -       (429,128)
     Issued amount year ended 30 September 2000:
         Issued for services                                         36,054         63,816
                                                                 -------------------------

     Balance, 31 March 2006, 2005, 2004, 2003, 2002, 2001         3,830,974      9,019,271
                                                                 =========================


6. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practical to estimate a value are as follows:

          (A)  SHORT-TERM FINANCIAL ASSETS AND LIABILITIES:
          The carrying amount of these financial assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and accounts receivable. Short-term financial liabilities comprise accounts payable and accrued liabilities.

          (B)  LONG-TERM FINANCIAL LIABILITIES:
          The carrying value of long-term financial assets and liabilities are a reasonable estimate of the fair values.

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

SIX MONTHS ENDED 31 MARCH 2006 AND 2005


7. LOSS PER COMMON SHARE:

     Loss per common share is based on the weighted average number of common shares outstanding during the year.


8. RELATED PARTY TRANSACTIONS:

     The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements for the first six months ended March 31, 2006 and 2005:

                                                           2006          2005
                                                             $             $
                                                       ------------------------
     Salaries to directors and officers:                  178,190       208,712
     Interest accrued on notes due to shareholders:       181,437       181,437
                                                       ------------------------
                                                          359,627       390,149
                                                       ========================

     These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.


9. UNITED STATES GAAP RECONCILIATION:

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

     (A)  LOSS AND LOSS PER SHARE FOR SIX MONTHS ENDED MARCH 31, 2006 AND 2005:

                                                      2006          2005
                                                        $             $
                                                  ------------------------
     Loss in accordance with Canadian GAAP           390,518       424,583
                                                  ========================

     Loss in accordance with United States GAAP      390,518       424,583
                                                  ========================

     Loss per common share                              $010         $0.11
                                                  ========================
     Weighted average number of shares used
     for calculation                               3,830,974     3,830,974
                                                  ========================

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

SIX MONTHS ENDED 31 MARCH 2006 AND 2005


     (B)  BALANCE SHEET:
     The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

                                   31 MAR 2006               31 MAR 2005

                              CANADIAN   UNITED STATES  CANADIAN   UNITED STATES
                                GAAP         GAAP         GAAP         GAAP

                                  $            $            $            $
                             --------------------------------------------------
      Accumulated deficit     19,129,187   18,418,499   18,502,852   17,793,164
                             ==================================================

     (C)  STATEMENT OF CASH FLOWS:
     Cash used in operations and cash provided by financing activities would decrease by 2006 - $ nil and 2005 - $ nil.

     (D)  RESEARCH AND DEVELOPMENT:
     In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is charged to operations as it is incurred.

     (E)  STOCK BASED COMPENSATION:
     The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, no compensation expense has been recognized for its stock based compensation plans.

     The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation," for United States GAAP purposes. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's loss and loss per share under United States GAAP would have been adjusted as follows:

                                                     2006           2005
                                                       $              $
                                                  ------------------------
     Loss - as reported                            390,518        424,583
     Loss per common share - as reported              0.10           0.11

     Loss per common share - adjusted                 0.10           0.11

     The fair value of each option grant is estimated on the date of the grant using the following assumptions:

                                                     2006           2005
                                                  ------------------------
     Expected dividend yield                          0%              0%
     Expected stock price volatility                 n/a.            n/a.

     Risk-free interest rate                         n/a.            n/a.
     Expected life of options                        n/a.            n/a.

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

SIX MONTHS ENDED 31 MARCH 2006 AND 2005


     (F)  TAXATION:
     For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


10. COMMITMENTS:

     The Company has committed to reimbursing an officer for salaries unpaid. The amount recorded in the accounts is USD $2,022,474. The committed salary for 2006 is USD $331,122.


11. SUBSEQUENT EVENTS:

     On April 5, 2006, CDN $3,764.26 and USD $1,040.00 were paid by a Japanese company to various Peaksoft creditors for the purpose of paying current outstanding invoices.


12. INCOME TAXES:

     The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $4,900,000 in the United States and CDN $8,650,800 in Canada.

     The following is subject to regulatory and shareholder approval:

     (a) The Company has resolved to convert certain debts for shares at CDN$0.26 per share. If the shares for debt arrangement were to be in effect at this quarter end, the liabilities and shareholders' equity on the balance sheet would approximately be as follows:

                                                2006            2005
                                                  $               $
                                             ----------------------------
              Liabilities                              -               -

              Shareholder's Equity
              Share Capital                   18,038,542      18,038,542

              Accumulated Deficiency         (19,129,187)    (18,502,852)
                                             ----------------------------

                                              (1,090,645)       (464,310)
                                             ============================

     (b) Subsequent to the approval and issuance of the shares pursuant to the shares for debt conversions, the Company will have 26,973,525 shares outstanding.

COMPANY INFORMATION:

Corporate Headquarters

PeakSoft Multinet Corp
3930 Meridian Street, Suite C117
Bellingham, WA 98226
USA
Tel: (360) 961-1419


Investor Relations

PeakSoft Multinet Corp.
(360) 961-1419

Stock Listing

PeakSoft Multinet Corp. common stock is listed on the TSX-V - NEX under the symbol PKS.H


Auditor

Gordon K. W. Gee, Chartered Accountant
#601 - 325 Howe Street
Vancouver, BC V6C 1Z7
Tel: (604) 273-7575   Fax: (604) 273-8475

Corporate Counsel

Calvin Patterson
Barristers & Solicitors
Suite 107 - 20644 Eastleigh Crescent
Langley, BC V3A 4C4
Tel: (604)-533-4708   Fax: (604)-533-4758


Transfer Agent

Computershare Trust Company of Canada, Calgary, Alberta


Directors

Timothy W. Metz, Chairman of the Board
Simon Arnison, Director
Jesyka Anne Clarkson, Director


Management

Timothy W. Metz, Chief Executive Officer and President